Sun Life Financial announces Preferred Share issue

Toronto - - June 28, 2005 - - The Board of Directors of Sun Life Financial Inc. (NYSE, TSX: SLF) today announced a domestic public offering of $300 million of Class A Non-Cumulative Preferred Shares, Series 2 (the “Preferred Shares”), with an option to issue up to an additional $25 million of Preferred Shares. The Preferred Shares will be priced at $25 per share and will pay non-cumulative quarterly dividends of $0.30 per share, yielding 4.8% annually. Subject to regulatory approval, on or after September 30, 2010, Sun Life Financial Inc. may redeem the Preferred Shares in whole or in part at a declining premium.

The Preferred Shares will provide Sun Life Financial with attractive, low-cost capital. The net proceeds of the offering will be used for general business purposes. The offering will be underwritten by a syndicate led by RBC Capital Markets and is expected to close on July 15, 2005.

The Preferred Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2005, the Sun Life Financial group of companies had total assets under management of CDN $366 billion.

Sun Life Financ ial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:		Investor Relations Contact:
Susan Jantzi		Tom Reid
Manager, Media Relations		Vice-President, Investor Relations
Tel: 519-888-3160		Tel: 416-204-8163
susan.jantzi@sunlife.com		investor.relations@sunlife.com